Exhibit 99.1

17 May 2018

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement via the Regulatory Information Service, this inside information is now considered to be in the public domain.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING.

This announcement (including the Appendix) does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) ordinary shares  in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Motif Bio plc
(“Motif Bio” or the “Company”)

Proposed Placing to raise approximately £10m (US$14m)

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, announces its intention to raise approximately £10 million (US$14 million), before expenses, by way of a conditional placing (the “Placing”) with new and existing investors to fund near term regulatory and pre-commercial investments for iclaprim, the Company’s novel antibiotic candidate, and to strengthen the Company’s balance sheet.

Peel Hunt LLP (“Peel Hunt”) is acting as bookrunner and Northland Capital Partners Limited (“Northland”, and together with Peel Hunt, the “Managers”)) is acting as co-lead manager in respect of the fundraising. Peel Hunt is also acting as Nominated Adviser to the Company.

Highlights

•                  Placing - the Placing is being conducted via an accelerated bookbuild exercise, pursuant to which it is intended to raise approximately £10 million (US$14 million). The accelerated bookbuild will be launched immediately following this announcement and will be subject to the terms and conditions set out in the appendix.

•                  Use of proceeds - the net proceeds of the Placing will be used to strengthen the Company’s balance sheet and fund some near term regulatory and pre-commercial investments.

•                  Admission - Admission is expected to occur at 8.00 a.m. on 23 May 2018 or such other date as the Company and Peel Hunt may agree (being not later than 8.00 a.m. on 31 May 2018). The Placing is not subject to shareholder approval.

Graham Lumsden, Chief Executive Officer of Motif Bio, said:

“We welcome the support shown by existing shareholders and are pleased to welcome new investors to Motif Bio.  This funding, along with our existing resources, allows us to fund some regulatory and pre-commercialisation investments for iclaprim and strengthen our balance sheet ahead of entering into more advanced discussions with potential partners to commercialise iclaprim in the U.S. and elsewhere.”

The person responsible for the release of this announcement on behalf of Motif Bio plc is Jonathan Gold, Interim Chief Financial Officer.

A copy of this announcement has been posted on the Company’s website at www.motifbio.com.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BOOKRUNNER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson
Rory James-Duff

Northland Capital Partners Limited (CO-LEAD MANAGER)	+44 (0)203 861 6625
David Hignell/John Howes/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Solebury Trout (U.S. IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Notes to Editors

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. Following positive results from two Phase 3 trials (REVIVE-1 and REVIVE-2), a rolling submission of a New Drug Application (NDA) with the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI) has been initiated and is expected to be completed in the second quarter of 2018. ABSSSI is one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike many standard of care antibiotics, iclaprim is only minimally cleared via the kidneys (<2% of the administered dose was recovered unchanged in the urine). No nephrotoxicity was observed with iclaprim in the REVIVE Phase 3 trials and dosage adjustment has not been required in patients with renal impairment.

Clinical and microbiology data indicate iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Iclaprim has been granted orphan drug designation by the U.S. FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

1.                  THE PLACING

The Company is proposing to raise approximately £10 million (US$14 million) through the issue of new ordinary shares.

The Placing is being conducted through an accelerated bookbuild process (the “Bookbuild”) which will commence immediately following this announcement.  Peel Hunt has been appointed bookrunner and Northland has been appointed co-lead manager in respect of the Placing.

The timing of the closing of the Bookbuild, the final number of ordinary shares to be issued (the “Placing Shares”), the price per Placing Share (the “Placing Price”) and allocations are at the discretion of the Company, in consultation with Peel Hunt and Northland, and will be decided at the close of the Bookbuild.  Details of the outcome of the Bookbuild will be announced as soon as practicable after close of the Bookbuild.

The Placing is not underwritten. The Placing Shares are not being made available to the public and none of the Placing Shares are being offered or sold in any jurisdiction where it would be unlawful to do so.

The Placing is subject to the terms and conditions set out in the appendix (the “Appendix”) to this announcement (which forms part of this announcement, such announcement and the Appendix together being, this “Announcement”).

The Placing is conditional upon, inter alia the placing agreement entered into between the Company, Peel Hunt and Northland becoming unconditional in accordance with its terms and not having been terminated prior to Admission.

Application will be made for the Placing Shares to be admitted to trading on AIM (“Admission”) and dealings are expected to commence on or around 23 May 2018 or such later date as the Company and Peel Hunt shall agree. The Placing Shares will, following Admission, rank in full for all dividends and distributions declared, made or paid in respect of the issued ordinary share capital of the Company and otherwise rank pari passu in all other respects with the existing ordinary shares.

2.                  BACKGROUND TO THE PLACING AND USE OF PROCEEDS

As set out in the Company’s results for the year ended 31 December 2017, which were announced via RNS on 10 April 2018, Motif Bio is evaluating the various options it has for commercializing iclaprim in the U.S. These options include partnering with a revenue-generating company or a late development-stage company in the hospital space, where there could be synergies and efficiencies by combining forces and utilizing a specialized sales force more effectively. The Company could also use a commercial outsourcing company or could build its own commercial organization. These are all viable options, each with its own set of pros and cons. The Company is in discussion with several potential partners and views partnering as its preferred strategy.

The Company expects to enter into advanced discussions with potential partners in due course, which would reduce the Company’s flexibility towards raising capital during such discussions. Motif Bio is therefore intending to raise capital before reaching such a stage of discussion with a potential partner to strengthen its balance sheet and fund some near term regulatory and pre-commercial costs, including:

•                  to fund near term operations and complete regulatory filings in the US and EU;

•                  to fund the manufacture of commercial supply product and materials;

•                  to fund other pre-commercial and preparatory activities for a commercial launch;

•                  to prepare for additional trials for a paediatric indication, HABP, and cystic fibrosis;

•                  to develop and complete partnering discussions and transactions for the US and EU; and

•                  for general corporate purposes.

3.                  CURRENT PROSPECTS AND OUTLOOK

The Company filed its US Annual Report on Form 20-F for the year ended 31 December 2017 with the US Securities and Exchange Commission on 10 April 2018 and published its full year results for 2017 via RNS on the same day. Both documents provide an in depth review of the progress made by the Company in 2017 and the 20-F document goes further to provide, among other things, significant detail on the background of the Company and iclaprim.

On 3 April 2018, the Company announced via RNS that it had initiated a rolling submission of a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) for iclaprim in ABSSSI. The NDA submission is expected to be completed in the second quarter of 2018.

The Directors believe that the Company’s prospects remain positive and confirm that since the Company’s final results for the year ended 31 December 2017, which were announced via RNS on 10 April 2018, the Company has continued to progress in line with expectations.

The net proceeds of the Placing combined with the Company’s current resources are expected to finance the Company at least through the anticipated approval of the NDA for iclaprim in ABSSSI, expected in Q1 2019.

4.                  RELATED PARTY TRANSACTION

The proposed participation in the Placing by Invesco Asset Management Limited (“IAML”) is expected to constitute a related party transaction under the AIM Rules for Companies by virtue of IAML being a substantial shareholder in the Company. Further details of any participation by IAML in the Placing will be set out in the announcement to be made on the closing of the bookbuild exercise, which is expected to be made later today.

5.                  DISCLAIMERS

This Announcement (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction where such an offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or with any securities regulatory authority of any state or jurisdiction of the United States and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States or to U.S. persons unless the securities are registered under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws and regulations of any state or jurisdiction of the United States. The securities referred to herein are being offered and sold (i) outside the U.S. to non-U.S. persons in offshore transactions within the meaning of, and in accordance with, Regulation S under the Securities Act and (ii) in the U.S., pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

None of the Placing Shares, this Announcement or any other document connected with the Placing have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the Placing Shares or the accuracy or adequacy of this Announcement or any other document connected with the Placing. Any representation to the contrary is a criminal offence.

The Placing Shares have not been and will not be registered under the securities laws and regulations of Australia, Canada, Japan or the Republic of South Africa, and may not be offered, sold, resold, or delivered, directly or indirectly, within Australia, Canada, Japan or the Republic of South Africa, or in any jurisdiction where it is unlawful to do so, except pursuant to an applicable exemption.

Members of the general public are not eligible to take part in the Placing. This Announcement is only directed at persons who are qualified investors (as defined below) and (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) are persons falling within Article 49(2)(a) to (d) of the Order

(high net worth companies, unincorporated associations, etc.) (all such persons together being referred to as “Relevant Persons”). This Announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

In member states of the European Economic Area (EEA) which have implemented the Prospectus Directive (each, a “Relevant Member State”), this Announcement and any offer if made subsequently is directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive. For these purposes, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in a Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Important Notice

This Announcement has been issued by, and is the sole responsibility of, the Company.

No prospectus or admission document will be made available in connection with the matters contained in this Announcement.

Peel Hunt and Northland, which are authorised and regulated in the United Kingdom by the Financial Conduct Authority, are acting for the Company and no one else in relation to the Placing and Admission and they will not be responsible to anyone other than the Company for providing the protections afforded to customers of Peel Hunt and Northland or for providing advice in relation to any matter contained in this Announcement or any matter or arrangement referred to in it. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Peel Hunt and Northland, or by any of their affiliates or agents, as to or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Forward-looking statements

This Announcement contains statements about the Company and its subsidiaries that are or may be deemed to be “forward-looking statements”. All statements, other than statements of historical facts, included in this Announcement may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects”, “would”, “could”, “continue” or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include, without limitation, statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects and (ii) business and management strategies and the expansion and growth of the operations of the Company.

These forward-looking statements are not guarantees of future performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, Market Abuse Regulation (EU) No. 596/2014 (“MAR”), the Prospectus Rules and/or the Financial Services and Markets Act 2000 (as amended) (“FSMA”), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this announcement are based on information available to the Directors of the Company at the date of this announcement, unless some other time is specified in relation to them, and the posting or receipt of this announcement shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

For the purposes of this Announcement, an exchange rate of 1.3527 has been applied on the conversion of pounds sterling (£) to United States Dollars ($).

APPENDIX: TERMS AND CONDITIONS OF THE PLACING

IMPORTANT INFORMATION ON THE PLACING FOR INVITED PLACEES ONLY

THIS ANNOUNCEMENT, INCLUDING THIS APPENDIX (TOGETHER, THE “ANNOUNCEMENT”) AND THE INFORMATION IN IT, IS RESTRICTED, AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA (“THE EXCLUDED JURISDICTIONS”) OR ANY OTHER JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF THE PLACING SHARES TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN THE PLACING.

1.                                      Eligible participants

Persons who are invited to and who choose to participate in the Placing, by making (or on whose behalf there is made) an oral or written offer to subscribe for Placing Shares (the “Placees”), will be deemed to have read and understood this Announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix.

By participating in the Placing, each Placee agrees that the content of this Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any information (other than publicly available information), representation, warranty or statement made by or on behalf of Peel Hunt LLP (“Peel Hunt”), Northland Capital Partners Limited (“Northland”) or the Company or any other person, and none of Peel Hunt, Northland, the Company nor any other person acting on such person’s behalf nor any of their respective affiliates has or shall have any liability for any Placee’s decision to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

The Placing Shares are being offered to a limited number of specifically invited persons only and will not be offered in such a way as to require any prospectus or other offering document to be published. No admission document, prospectus or other offering document has been or will be submitted to be approved by the Financial Conduct Authority in relation to the Placing and Placees’ commitments will be made solely on the basis of the information contained in this Announcement and any information publicly announced through a Regulatory Information Service (as defined in the AIM Rules for Companies (the “AIM Rules”)) by or on behalf of the Company on or prior to the date of this Announcement  and subject to any further terms set forth in the contract note to be sent to individual Placees.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT IN THIS APPENDIX ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (“EEA”) WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE EU PROSPECTUS DIRECTIVE (WHICH MEANS DIRECTIVE 2003/71/EC, AS AMENDED FROM TIME TO TIME INCLUDING THE 2010 PD AMENDING DIRECTIVE (DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING DIRECTIVE MEASURE IN ANY MEMBER STATE) (THE “PROSPECTUS DIRECTIVE”) (“QUALIFIED INVESTORS”); (B) IN THE UNITED KINGDOM, QUALIFIED INVESTORS WHO ARE PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”); OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC”) OF THE ORDER; OR (C) PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED; AND, IN EACH CASE, WHO HAVE BEEN INVITED TO PARTICIPATE IN THE PLACING BY PEEL HUNT LLP (“PEEL HUNT” AND NORTHLAND CAPITAL PARTNERS LIMITED (“NORTHLAND”) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO.  PERSONS (INCLUDING, WITHOUT LIMITATION, CUSTODIANS, NOMINEES AND TRUSTEES) WHO HAVE A CONTRACTUAL OR OTHER LEGAL OBLIGATION TO FORWARD A COPY OF THIS ANNOUNCEMENT SHOULD SEEK APPROPRIATE ADVICE BEFORE TAKING ANY ACTION. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE COMPANY, PEEL HUNT AND NORTHLAND TO INFORM THEMSELVES ABOUT, AND OBSERVE, ANY RESTRICTIONS RELATING TO THE PUBLICATION, RELEASE OR DISTRIBUTION OF THIS ANNOUNCEMENT.  ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY. THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH

THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THE INFORMATION CONTAINED HEREIN IS NOT FOR ONWARD RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA. THIS ANNOUNCEMENT (AND THE INFORMATION CONTAINED HEREIN) DOES NOT CONTAIN OR CONSTITUTE AN OFFER OF SECURITIES FOR SALE, OR SOLICITATION OF AN OFFER TO PURCHASE SECURITIES, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, RESOLD, OR DELIVERED, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR TO U.S. PERSONS UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS AND REGULATIONS OF ANY STATE OR JURISDICTION OF THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN ARE BEING OFFERED AND SOLD TO NON-U.S. PERSONS OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS WITHIN THE MEANING OF, AND IN ACCORDANCE WITH, REGULATION S UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

NONE OF THE PLACING SHARES, THIS ANNOUNCEMENT OR ANY OTHER DOCUMENT CONNECTED WITH THE PLACING HAVE BEEN OR WILL BE APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY THE SECURITIES COMMISSIONS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES OR ANY SECURITIES COMMISSION PASSED COMMENT UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE PLACING SHARES OR THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER DOCUMENT CONNECTED WITH THE PLACING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE PLACING SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES LAWS AND REGULATIONS OF AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA, AND MAY NOT BE OFFERED, SOLD, RESOLD, OR DELIVERED, DIRECTLY OR INDIRECTLY, WITHIN AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA, OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION.

INFORMATION TO DISTRIBUTORS

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED (“MIFID II”); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; AND (C) LOCAL IMPLEMENTING MEASURES (TOGETHER, THE “MIFID II PRODUCT GOVERNANCE REQUIREMENTS”), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY “MANUFACTURER” (FOR THE PURPOSES OF THE MIFID

II PRODUCT GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE PLACING SHARES HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS, WHICH HAS DETERMINED THAT THE PLACING SHARES ARE: (I) COMPATIBLE WITH AN END TARGET MARKET OF RETAIL INVESTORS AND INVESTORS WHO MEET THE CRITERIA OF “PROFESSIONAL CLIENTS” AND “ELIGIBLE COUNTERPARTIES”, EACH AS DEFINED IN MIFID II; AND (II) ELIGIBLE FOR DISTRIBUTION THROUGH ALL DISTRIBUTION CHANNELS AS ARE PERMITTED BY MIFID II (THE “TARGET MARKET ASSESSMENT”).

NOTWITHSTANDING THE TARGET MARKET ASSESSMENT, DISTRIBUTORS SHOULD NOTE THAT: THE PRICE OF THE PLACING SHARES MAY DECLINE AND INVESTORS COULD LOSE ALL OR PART OF THEIR INVESTMENT; THE PLACING SHARES OFFER NO GUARANTEED INCOME AND NO CAPITAL PROTECTION; AND AN INVESTMENT IN THE PLACING SHARES IS COMPATIBLE ONLY WITH INVESTORS WHO DO NOT NEED A GUARANTEED INCOME OR CAPITAL PROTECTION, WHO (EITHER ALONE OR IN CONJUNCTION WITH AN APPROPRIATE FINANCIAL OR OTHER ADVISER) ARE CAPABLE OF EVALUATING THE MERITS AND RISKS OF SUCH AN INVESTMENT AND WHO HAVE SUFFICIENT RESOURCES TO BE ABLE TO BEAR ANY LOSSES THAT MAY RESULT THEREFROM. THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL, LEGAL OR REGULATORY SELLING RESTRICTIONS IN RELATION TO THE PLACING. FURTHERMORE, IT IS NOTED THAT, NOTWITHSTANDING THE TARGET MARKET ASSESSMENT, PEEL HUNT AND NORTHLAND WILL ONLY PROCURE INVESTORS WHO MEET THE CRITERIA OF PROFESSIONAL CLIENTS AND ELIGIBLE COUNTERPARTIES.

FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE PLACING SHARES.

EACH DISTRIBUTOR IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE PLACING SHARES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

EACH PLACEE SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, BUSINESS AND RELATED ASPECTS OF AN ACQUISITION OF PLACING SHARES.

Each Placee will be deemed: (i) to have read and understood this Announcement, including this Appendix, in its entirety; and (ii) to be participating and making an offer for Placing Shares on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix. In particular each Placee represents, warrants, acknowledges and undertakes to the Company, Peel Hunt and Northland that:

(a)                                 it is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

(b)                                 it is (and, if it is acquiring the Placing Shares for the account of one or more other persons, such persons are) and, at the time the Placing Shares are acquired, will be either (i) outside the United States and acquiring the Placing Shares in an “offshore transaction” as defined in and pursuant to Regulation S under the Securities Act or (ii) if in the United States, a QIB and acquiring Placing Shares in a transaction that is exempt from the registration requirements set out under the Securities Act;

(c)                                  if it is acquiring the Placing Shares for the account of one or more other persons, it has full power and authority to make the representations, warranties, agreements, undertakings and acknowledgements herein on behalf of each such person;

(d)                                 if it is a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Placing Shares acquired by it in the Placing have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State of the European Economic Area which has implemented the Prospectus Directive other than Qualified Investors or in circumstances in which the prior consent of Peel Hunt has been given to the offer or resale; or (ii) where Placing Shares have been acquired by it on behalf of persons in any member state of the EEA other than Qualified Investors, the offer of those Placing Shares to it is not treated under the Prospectus Directive as having been made to such persons; and

(e)                                  it understands (or if acting for the account of another person, such person has confirmed that such person understands) the resale and transfer restrictions set out in this Appendix.

This Announcement does not constitute an offer, and may not be used in connection with an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in any jurisdiction in which such offer or solicitation is or may be unlawful. Persons into whose possession this Announcement may come are required by the Company to inform themselves about and to observe any restrictions on transfer of this Announcement. No public offer of securities of the Company is being made in the United Kingdom, the United States or elsewhere.

The relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with or registered by the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Placing Shares have not been, nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Australia, Canada, Japan or the Republic of South Africa. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction outside the United Kingdom.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or the Announcement of which it forms part should seek appropriate advice before taking any action.

This Announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Placing Shares. Any investment decision to buy Placing Shares in the Placing must be made solely on the basis of publicly available information, which has not been independently verified by Peel Hunt or Northland.

The Company, Peel Hunt and Northland will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings.

This Announcement does not constitute a recommendation concerning any investor’s options with respect to the Placing. Investors and prospective investors should conduct their own investigation, analysis and evaluation of the business and data described in this Announcement. The price and value of securities can go down as well as up.  Past performance is not a guide to future performance.  The contents of this Announcement are not to be construed as legal, business, financial or tax advice.  Each investor or prospective investor should consult his, her or its own legal adviser, business adviser, financial adviser or tax adviser for legal, financial, business or tax advice.

All times and dates in this Appendix are references to times and dates in London (United Kingdom).

2.                                               Bookbuild

Peel Hunt and Northland (together the “Managers”) are commencing a share placing bookbuild process (the “Bookbuild”) for the purpose of assessing demand from institutional and other investors to participate in the Placing. Peel Hunt is arranging the Placing as bookrunner, broker and agent of the Company; Northland is also acting as broker and agent of the Company.

The Bookbuild is expected to close at or before 1:00 p.m. today, 17 May 2018. It is intended that the Company, Peel Hunt and Northland will then establish a single price per Placing Share payable to Peel Hunt and Northland by all Placees whose bids are successful (the “Placing Price”) and the number of Placing Shares that are to be issued through the Placing.  If they do, the Company, Peel Hunt and Northland will release an announcement through the Regulatory News Service stating the Placing Price and the number of Placing Shares to be issued under the Placing.  If the Company, Peel Hunt and Northland do not reach agreement on the Placing Price or the number of Placing Shares, the Placing will not proceed.

The Company, in consultation with Peel Hunt and Northland, will determine the basis for allocating Placing Shares to bids submitted to Peel Hunt and Northland in the Bookbuild and may at its discretion (i) accept bids, either in whole or in part, (ii) accept bids that are received after the Bookbuild has closed, and/or (iii) scale down all or any bids on such basis as it considers appropriate.  Peel Hunt may carry out the Placing by any alternative method to the Bookbuild as it chooses. The Company may also, notwithstanding the above, but subject to the prior consent of Peel Hunt and Northland, allocate Placing Shares after the time of any initial allocation to any person submitting a bid after that time. The Company, Peel Hunt and Northland may, by agreement with each other, increase the amount to be raised through the Placing.  To the fullest extent permitted by law and the applicable rules of AIM, no Peel Hunt Person and no Northland Person shall have any liability to Placees (or to any other person (whether acting on behalf of a Placee or otherwise) whether or not a recipient of these terms and conditions) in respect of the Placing or in respect of its conduct in the Bookbuild or in any alternative method that they may adopt to carry out the Placing, as Peel Hunt, Northland and the Company may agree. Each Placee acknowledges and agrees that the Company is responsible for the allotment of the Placing Shares to the Placees and neither Peel Hunt nor Northland shall have any liability to the Placees for the failure of the Company to fulfil those obligations.

In this Appendix:

(a)                                          “Group” means the group comprising the Company and its subsidiary undertakings;

(b)                                          “Ordinary Shares” means ordinary shares with a nominal value of 1 pence each in the Company’s capital;

(c)                                           “Peel Hunt Person” means any person being (i) Peel Hunt, (ii) an undertaking which is a subsidiary undertaking of Peel Hunt, (iii) a parent undertaking of Peel Hunt or (other than Peel Hunt) a subsidiary undertaking of any such parent undertaking, or (iv) a director, officer, agent or employee of any such person;

(d)                                          “Northland Person” means any person being (i) Northland, (ii) an undertaking which is a subsidiary undertaking of Northland, (iii) a parent undertaking of Northland or (other than Northland) a subsidiary undertaking of any such parent undertaking, or (iv) a director, officer, agent or employee of any such person;

(e)                                           “Regulatory News Service” means the electronic information dissemination service operated by the London Stock Exchange’s Company Announcements Office, or any alternative “PIP service” (primary information provider service) which the Company has selected for the purposes of making regulatory announcements; and

(f)                                            “you” or “Placee” means any person who becomes committed through the Bookbuild to subscribe for Placing Shares.

3.                                               Participation and settlement

Participation in the Bookbuild is only available to persons who may lawfully be, and are, invited to participate in it by Peel Hunt and/or Northland.

Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by Peel Hunt and/or Northland. Peel Hunt and its respective affiliates and Northland and its respective affiliates are entitled to enter bids in the Bookbuild as principal.

If you are invited to participate in the Bookbuild and wish to do so, you should communicate your bid by telephone to your usual sales contact at Peel Hunt or Northland (as applicable). Each bid should state the number of Placing Shares for which you wish to subscribe at either the Placing Price which is ultimately established by the Company and Peel Hunt and Northland or at prices up to a price limit specified in its bid. If your bid is successful, in whole or in part, your allocation will be confirmed orally following the close of the Bookbuild.  Peel Hunt’s and Northland’s (as applicable) oral confirmation of your allocation will constitute a legally binding commitment on your part to subscribe for the number of Placing Shares allocated to you at the Placing Price on the terms and subject to the conditions set out or referred to in this Appendix and subject to the Company’s constitution.

A person who submits a bid in the Bookbuild will not be able, without the agreement of Peel Hunt (in respect of Placees procured by Peel Hunt) and Northland (in respect of Placees procured by

Northland), to vary or revoke the bid before the close of the Bookbuild.  Such a person will not be able, after the close of the Bookbuild, to vary or revoke a submitted bid in any circumstances.

If you are allocated Placing Shares in the Bookbuild, you will be sent a written confirmation stating (i) the number of Placing Shares allocated to you, (ii) the aggregate amount you will be required to pay for those Placing Shares at the Placing Price, (iii) relevant settlement information, and (iv) settlement instructions.  A settlement instruction form will accompany each written confirmation and, on receipt, should be completed and returned by the date and time stated in it.  Settlement of transactions in the Placing Shares will take place within the CREST system, subject to certain exceptions, on a “delivery versus payment” (or “DVP”) basis.  Peel Hunt and Northland each reserve their right to require settlement for and/or delivery to any Placee of any Placing Shares by such other means as they may deem appropriate if delivery or settlement is not possible or practicable within the CREST system  or would not be consistent with the regulatory requirements in the Placee’s jurisdiction.  If your Placing Shares are to be delivered to a custodian or settlement agent, you should ensure that the written confirmation is copied and delivered immediately to the appropriate person within that organisation.

Each Placee’s obligations to subscribe and pay for Placing Shares under the Placing will be owed to each of the Company, Peel Hunt and Northland.  No commissions will be paid to or by Placees in respect of their agreement to subscribe for any Placing Shares.

Placees’ commitments in respect of Placing Shares will be made solely on the basis of the information contained in this Announcement and subject to the terms and conditions herein.  No admission document for the purposes of the AIM Rules or prospectus or offering document is required to be published, or has been or will be published, in relation to the Placing or the Placing Shares.

The Company will instruct The Bank of New York Mellon as depositary of its Ordinary Shares not to accept any of the Ordinary Shares for deposit into the Company’s deposit facility and issue of respective American Depositary Shares for 40 days after the commencement of the Placing.

4.                                               Placing conditions

Under the terms of the Placing Agreement, Peel Hunt and Northland have severally agreed to use their reasonable endeavours as the Company’s agents to procure subscribers for Placing Shares at the Placing Price.

The Placing is conditional on (i) the obligations of the Managers under the Placing Agreement not being terminated in accordance with its terms, (ii) Admission taking place not later than 8.00 a.m. on 23 May 2018, and (iii) the obligations of the Company under the Placing Agreement having become unconditional in all other respects by 23 May 2018 or such later time or date as Peel Hunt may agree with the Company (being not later than 8.00 a.m. on 31 May 2018 (the “Long Stop Date”)).  Peel Hunt reserves the right to waive or extend the time and/or date for the fulfilment of any of the conditions in the Placing Agreement to the Long Stop Date. If any condition to the Placing is not fulfilled or waived by Peel Hunt by the relevant time, the Placing will lapse and your rights and obligations in respect of the Placing will cease and terminate at such time.

The obligations of the Managers under the Placing Agreement may be terminated prior to Admission in certain circumstances including, among other things, a material breach of the Placing Agreement by the Company, in the event of a failure by the Company to comply in any material respect with any of its obligations under the Placing Agreement, in the case of certain force majeure events or in the event of a material adverse change in relation to the Group or the financial markets. The exercise of any right of termination under the Placing Agreement, any waiver of any condition or other provision in the Placing Agreement and any decision by Peel Hunt on whether or not to extend the time for satisfaction of any condition in, or grant any other indulgence under, the Placing Agreement are within the absolute discretion of Peel Hunt. Neither Peel Hunt nor Northland will have any liability to you or to anyone else in respect of any such termination, waiver, extension or grant of indulgence or any decision to exercise or not to exercise any such right of termination, waiver or extension.

During 40 days after the later of the commencement of the Placing and the closing of the Placing, the Placing Shares may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (other than Placing Shares sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act) and an offer or sale of the Placing Shares within the United States during this period by any dealer (whether or not participating in the Placing) may violate the registration requirements of the Securities Act, if such offer or sale is made otherwise than pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Terms used in this paragraph have the respective meanings given to them by Regulation S under the Securities Act.

5.                                               Placees’ warranties and undertakings

By communicating a bid to Peel Hunt or Northland under the Bookbuild you will irrevocably acknowledge and confirm and warrant and undertake to, and agree with, each of the Company, and Peel Hunt and Northland (in their capacity as placing agents), in each case as a fundamental term of your application for Placing Shares, of the Company’s obligation to allot and/or issue any Placing Shares to you or at your direction, that:

(a)                                          you agree to and accept all the terms set out in this Announcement;

(b)                                          your rights and obligations in respect of the Placing will terminate only in the circumstances referred to in this Announcement and will not be subject to rescission or termination by you in any circumstances;

(c)                                           this Announcement, which has been issued by the Company, is within the sole responsibility of the Company;

(d)                                          you have not been, and will not be, given any warranty or representation in relation to the Placing Shares or to the Company or to any other member of its Group in connection with the Placing, other than by the Company as included in this Announcement or to the effect that the Company is not now in breach of its obligations under the AIM Rules or other law and regulation applicable to it to disclose publicly in the correct manner all such information as is required to be so disclosed by the Company;

(e)                                           you have not relied on any representation or warranty in reaching your decision to subscribe for Placing Shares under the Placing, save as given or made by the Company as referred to in the previous paragraph;

(f)                                            you are not a client of either Peel Hunt or Northland in relation to the Placing and Peel Hunt and Northland (as applicable) are not acting for you in connection with the Placing and will not be responsible to you in respect of the Placing for providing protections afforded to their clients;

(g)                                           you have not been, and will not be, given any warranty or representation by any Peel Hunt Person or Northland Person in relation to any Placing Shares, the Company or any other member of its Group and no Peel Hunt Person or Northland Person will have any liability to you for any information contained in this Announcement or which has otherwise been published by the Company or for any decision by you to participate in the Placing based on any such information or on any other information provided to you;

(h)                                          you are making the commitment to subscribe for Placing Shares solely on the basis of publicly available information;

(i)                                              you will pay the full subscription sum at the Placing Price as and when required in respect of all Placing Shares finally allocated to you and will do all things necessary on your part to ensure that payment for such shares and their delivery to you or at your direction is completed in accordance with the standing CREST instructions (or, where applicable, standing certificated settlement instructions) that you have in place with Peel Hunt or Northland (as applicable) or put in place with Peel Hunt or Northland (as applicable) with its agreement;

(j)                                             you are permitted to subscribe for Placing Shares in accordance with the laws of all relevant jurisdictions which apply to you and you have complied, and will fully comply, with all such laws (including where applicable, the Anti-Terrorism, Crime and Security Act 2001, the Proceeds of Crime Act 2002 and the Money Laundering Regulations 2007) and have obtained all governmental and other consents (if any) which may be required for the purpose of, or as a consequence of, such subscription, and you will provide promptly to Peel Hunt and Northland (as applicable) such evidence, if any, as to the identity or location or legal status of any person which Peel Hunt or Northland (as applicable) may request from you (for the purpose of its complying with any such laws or ascertaining the nationality of any person or the jurisdiction(s) to which any person is subject or otherwise) in the form and manner requested by Peel Hunt or Northland (as applicable) on the basis that any failure by you to do so may result in the number of Placing Shares that are to be allotted and/or issued to you or at your direction pursuant to the Placing being reduced to such number, or to nil, as Peel Hunt or Northland (as applicable) may decide in their discretion;

(k)                                          you have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (as amended) with respect to anything done or to be done by you in relation to any Placing Shares in, from or otherwise involving the United Kingdom and you have not made or communicated or caused to be made or communicated, and you will not make or communicate or cause to be made or communicated, any “financial promotion” in relation to Placing Shares in contravention of section 21 of FSMA;

(l)                                              you are a Relevant Person, as defined above;

(m)                                      either:

(A)                      you are acting as principal only in respect of the Placing or, if you are acting for any other person (i) you are duly authorised to do so, (ii) you are and will remain liable to the Company and/or Peel Hunt and/or Northland for the performance of all your obligations as a Placee in respect of the Placing (regardless of the fact that you are acting for another person), (iii) you are both an “authorised person” for the purposes of FSMA and a “Qualified Investor” as defined at Article 2(1)(e)(i) of the Prospectus Directive) and you are both acting as agent for such person, and (iv) such person is either (1) a Qualified Investor or (2) a person falling within either Article 19(5) or Article 49(2) of the Order and that he has engaged you to act as his agent on terms which enable you to make decisions concerning the Placing or any other offers of transferable securities on his behalf without reference to him; or

(B)                      in the case of Invesco Asset Management Limited (or otherwise if expressly agreed to be applicable to you when communicating your bid to Peel Hunt or Northland) (i) you are acting at all times as agent for an on behalf of certain discretionary managed clients (the “Funds”) and you are duly authorised to do so, (ii) you are not liable as principal to the Company and/or Peel Hunt and/or Northland for the performance of the obligations of your Funds in respect of the Placing, (iii) you are both an “authorised person” for the purposes of FSMA and a “Qualified Investor” as defined at Article 2(1)(e)(i) of the Prospectus Directive) and (iv) each Fund is either (1) a Qualified Investor or (2) a person falling within either Article 19(5) or Article 49(2) of the Order and that he has engaged you to act as his agent on terms which enable you to make decisions concerning the Placing or any other offers of transferable securities on his behalf without reference to him;

(n)                                          nothing has been done or will be done by you in relation to the Placing or to any Placing Shares that has resulted or will result in any person being required to publish a prospectus in relation to the Company or its ordinary shares in accordance with FSMA, the UK Prospectus Rules or the Prospectus Directive or in accordance with any other laws applicable in any part of the European Union or the European Economic Area;

(o)                                          you will not treat any Placing Shares in any manner that would contravene any legislation applicable in any territory or jurisdiction and no aspect of your participation in the Placing will contravene any legislation applicable in any territory or jurisdiction in any respect or cause the Company or Peel Hunt or Northland to contravene any such legislation in any respect;

(p)                                          you are not, and are not acting in relation to the Placing as nominee or agent for, a person who is or may be liable to stamp duty or stamp duty reserve tax in respect of any agreement to acquire (or any acquisition of) shares or other securities at a rate in excess of 0.5% (including, without limitation, under sections 67, 70, 93 or 96 of the Finance Act 1986 concerning depositary receipts and clearance services), and the allocation, allotment, issue and/or delivery to you, or any person specified by you for registration as holder, of Placing Shares will not give rise to a liability under any such section, (ii) the person whom you specify for registration as holder of Placing Shares will be the Placee or the Placee’s nominee, and (iii) neither Peel Hunt, Northland nor the Company will be responsible to you or anyone else for any liability to pay stamp duty or stamp duty reserve tax resulting from any breach of, or non-compliance, with this paragraph;

(q)                                          unless paragraph (r) (below) applies, you have neither received nor relied on any ‘inside information’ (for the purposes of the EU Market Abuse Regulation (2014/596/EU) (“MAR”) and section 56 of the Criminal Justice Act 1993) concerning the Company in accepting this invitation to participate in the Placing;

(r)                                             if you have received any ‘inside information’ (for the purposes of MAR and section 56 of the Criminal Justice Act 1993) in relation to the Company and its securities, you confirm that you have received such information within the market soundings regime provided for in article 11 of MAR and associated delegated regulations and you have not: (i) dealt (or attempted to deal) in the securities of the Company; (ii) encouraged, recommended or induced another person to deal in the securities of the Company; or (iii) unlawfully disclosed inside information to any person, prior to the information being made publicly available;

(s)                                            (in this paragraph “US person” and other applicable terms have the meanings that they have in Regulation S made under the US Securities Act of 1933, as amended) (i) none of the Placing Shares have been or will be registered under that Act or under the securities laws of any State of or other jurisdiction within the United States, (ii) subject to certain exceptions, no Placing Shares may be offered or sold, resold, or delivered, directly or indirectly, into or within the United States or to, or for the account or benefit of, any US person, (iii) you are (and any such account for which you are acting is) (unless otherwise expressly agreed with Peel Hunt) either (a) a QIB, who will execute and return a representation letter to that effect to the Company and Peel Hunt prior to Admission; or (b) are not within the United States and are not a US person and will be acquiring Placing Shares in an “offshore transaction”, (iv) you have not offered, sold or delivered and will not offer sell or deliver any of the Placing Shares to US Persons or persons located within the United States, directly or indirectly, (v) neither you, your affiliates, nor any persons acting on your behalf, have engaged or will engage in any directed selling efforts with respect to the Placing Shares, (vi) you will not be subscribing Placing Shares with a view to resale in or into the United States, and (vii) you will not distribute this announcement or any offering material relating to Placing Shares, directly or indirectly, in or into the United States or to any persons resident in the United States;

(t)                                             (i) you are not and, if different, the intended beneficial owner of the Placing Shares allocated to you is not  and at the time the Placing Shares are acquired will not be, a resident of Australia, Canada, Japan or the Republic of South Africa, and (ii) the Placing Shares have not been and will not be registered under the securities legislation of Australia, Canada, Japan or the Republic of South Africa and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, in or into those jurisdictions;

(u)                                          time is of essence as regards your obligations under this Appendix;

(v)                                          this Appendix and any contract which may be entered into between (i) you and Peel Hunt and/or the Company pursuant to this Appendix or the Placing or (ii) you and Northland and/or the Company pursuant to this Appendix or the Placing, and all non-contractual obligations arising between you, the Company and Peel Hunt and/or Northland in respect of the Placing, will be governed by and construed in accordance with the laws of England, for which purpose you submit (for yourself and on behalf of any person on whose behalf you are acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute, or matter arising out of or relating to this Appendix or such contract, except that each of the Company, Peel Hunt and Northland will have the right to bring enforcement proceedings in respect of any judgment obtained against you in the English courts or in the courts of any other relevant jurisdiction;

(w)                                        each right or remedy of the Company, the Peel Hunt or Northland provided for in this Appendix is in addition to any other right or remedy which is available to such person and the exercise of any such right or remedy in whole or in part will not preclude the subsequent exercise of any such right or remedy;

(x)                                          any document that is to be sent to you in connection with the Placing will be sent at your risk and may be sent to you at any address provided by you to Peel Hunt and/or Northland (as applicable);

(y)                                          none of your rights or obligations in respect of the Placing is conditional on any other person agreeing to subscribe for any Placing Shares under the Placing and no failure by any other Placee to meet any of its obligations in respect of the Placing will affect any of your obligations in respect of the Placing;

(z)                                           that the exercise by Peel Hunt and/or Northland of any right of termination or any right of waiver exercisable by Peel Hunt or Northland contained in the Placing Agreement or the exercise of any discretion including (without limitation) the right not to enter into the Placing Agreement is within the absolute discretion of the Managers and the Managers will not have any liability to you whatsoever in connection with any decision to exercise or not exercise any such rights. You acknowledge that if (i) any of the conditions in the Placing Agreement are not satisfied (or, where relevant, waived); or (ii) the Placing Agreement is terminated; or (iii) the Placing Agreement does not otherwise become unconditional in all respects, the

Placing will lapse and your rights and obligations in respect of the Placing will cease and terminate at such time and you will not make any claim in respect thereof;

(aa)                                   you have not engaged in any hedging activities relating to the Placing Shares in anticipation of the Placing; and

(bb)                                   during 40 days after the Placing: (i) you will not engage in any hedging activities relating to the Placing Shares; and (ii) you will not deposit any Placing Shares into any depositary facility for the Company’s shares established or maintained by any depositary bank.

6.                                               Payment default

Your entitlement to receive any Placing Shares will be conditional on the receipt by Peel Hunt or Northland (as applicable) of payment in full for such shares by the relevant time to be stated in the written confirmation referred to above, or by such later time and date as Peel Hunt or Northland (as applicable) may decide, and otherwise in accordance with that confirmation’s terms. Peel Hunt or Northland (as applicable) may waive such condition, and will not be liable to you for any decision to waive or not to waive such condition.

If you fail to make such payment by the required time for any Placing Shares (1) the Company may release itself, and (if it decides to do so) will be released from, all obligations it may have to allot and/or issue any such Placing Shares to you or at your direction which are then unallotted and/or unissued, (2) the Company may exercise all rights of lien, forfeiture and set-off over and in respect of any such Placing Shares to the fullest extent permitted under its constitution or by law and to the extent that you then have any interest in or rights in respect of any such shares, (3) the Company, Peel Hunt or Northland may sell (and each of them is irrevocably authorised by you to do so) all or any of such shares on your behalf and then retain from the proceeds, for the account and benefit of the Company or, where applicable, Peel Hunt or Northland (i) any amount up to the total amount due to it as, or in respect of, subscription monies, or as interest on such monies, for any Placing Shares and (ii) any amount required to cover dealing costs and/or commissions necessarily or reasonably incurred by it in respect of such sale and (4) you will remain liable to the Company, to Peel Hunt and to Northland (as applicable) for the full amount of any losses and of any costs which it may suffer or incur as a result of (i) it not receiving payment in full for such Placing Shares by the required time, and/or (ii) the sale of any such Placing Shares to any other person at whatever price and on whatever terms are actually obtained for such sale by or for it.  Interest may be charged in respect of payments not received by Peel Hunt or Northland for value by the required time referred to above at the rate of two percentage points above the base rate of Barclays Bank plc. For the avoidance of doubt, nothing in these terms and conditions is intended to create any liability as principal for Invesco Asset Management Limited (or otherwise if paragraph 5(m)(B) applies to you), nor any joint and several liability between any Funds.  Any liabilities of a Fund incurred hereunder shall be limited to the property of that Fund and under no circumstances shall there be recourse to the assets of any other Fund(s) in respect of those liabilities.

7.                                               Overseas jurisdictions

The distribution of this Announcement and the offering and/or issue of shares pursuant to the Placing in certain jurisdictions is restricted by law.  Qualified Investors and other Relevant Persons (as defined above) who seek to participate in the Placing must inform themselves about and observe any such restrictions. In particular, this Announcement does not constitute or form part of any offer or invitation, nor a solicitation of any offer or invitation, to subscribe for or acquire or sell or purchase or otherwise deal in ordinary shares in the United States, Australia, Canada, Japan or the Republic of South Africa or in any other jurisdiction in which, or in circumstances in which, any such offer, invitation or solicitation is or would be unlawful.  The Placing Shares have not been and will not be registered under the US Securities Act of 1933, as amended, or under the securities laws of any State or other jurisdiction within the United States, and, subject to certain exceptions, may not be offered or sold, resold or delivered, directly or indirectly, in or into the United States, or to, or for the account or benefit of, any US Persons (as defined in Regulation S under that Act).  No public offering of the Placing Shares is being or will be made in the United States.